Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: July 29, 2013

News Release

Investor Contacts	Media Contacts
OfficeMax	OfficeMax
Mike Steele	Julie Treon
630 864 6826	630 864 6155
michaelsteele@officemax.com	julietreon@officemax.com

Office Depot	Office Depot
Rich Leland	Brian Levine
561 438 3796	561 438 2895
richard.leland@officedepot.com	brian.levine@officedepot.com

For Immediate Release: July 29, 2013

OFFICEMAX AND OFFICE DEPOT PROVIDE MERGER UPDATE

Companies Gain Momentum in Integration Planning

More Than 150 Team Members from Both Companies Engaged in 17 Workstreams

Companies Reaffirm Synergies Target of $400-$600 Million

Naperville, Ill. and Boca Raton, Fla. – OfficeMax Incorporated (NYSE: OMX) and Office Depot, Inc. (NYSE: ODP) today provided an update on the integration planning process and expected annual cost-saving synergies related to the companies’ proposed merger.

Office Depot and OfficeMax continue to partner closely with The Boston Consulting Group (BCG), a global management consulting firm that was retained in May to provide integration support. BCG has helped global and multinational clients integrate hundreds of mergers and acquisitions in the last five years.

The integration planning process has made significant progress since being launched in May:

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An Integration Management Office (IMO) has been established to guide day-to-day integration design and planning, ensure interdependencies and risks are identified, and make certain that mitigation plans are developed. The IMO has created an overall integration methodology and schedule, with clear governance guidelines.

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Twelve integration planning teams, co-led by senior leaders of both companies, have been formed with the goal of ensuring business continuity, customer and talent retention and synergy attainment. These teams have completed team charters, identified Day One priorities and action plans, and developed detailed workplans for their functional areas. These teams are in the process of identifying the critical initiatives to execute after closing in order to deliver the expected synergies and begin integrating the companies; identifying best practices within the respective companies; and designing an operating model and organizational structure for the combined company.

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Five integration platform teams have been established and are executing detailed workplans to support the IMO and integration planning teams with project management, synergy development, communications, change management and talent management.

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This collective integration team, comprised of more than 150 seasoned leaders from both companies and with the support of a dedicated BCG team, has extensive industry and functional expertise, broad experience in the design and development of efficiency capture programs, and integration planning expertise for mergers of varying scale.

Based on their integration planning work to date, the companies reaffirmed confidence in their ability to realize $400-$600 million of total annual cost synergies by the end of the third year following the close of the merger, with synergies categorized as follows:

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Purchasing Efficiencies: An estimated total of $130-$200 million in synergies are expected to come from purchasing efficiencies related to the combined cost of goods sold, including vendor optimization and SKU harmonization.

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Supply Chain: Approximately $70-$100 million in estimated synergies are expected to result from combining the North American supply chains. The companies believe that supply chain network optimization, along with transportation and delivery efficiencies, will generate these significant savings.

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Advertising and Marketing: The companies estimate savings in the range of $70-$100 million from advertising and marketing efficiencies. A substantial amount of these savings are expected to result from reducing duplicative efforts in weekly inserts, media and catalogs.

•	Selling, General and Administrative: An estimated $130-$200 million in savings is expected to result from sales and support function efficiencies and standardization of processes.

The companies believe approximately one third of the $400-$600 million range of synergies are achievable in the first year following the close of the merger. The companies also reiterated their expectation to incur approximately $350-450 million in one-time costs, including transaction expenses, and approximately $200 million in capital investment to achieve the cost synergies.

With the recently announced departure of Bruce Besanko, Executive Vice President, Chief Financial Officer and Chief Administrative Officer of OfficeMax, co-leadership of the integration planning process will transition fully to Steve Parsons, Executive Vice President and Chief Human Resources Officer of OfficeMax. A member of the executive-level Integration Steering Committee, Mr. Parsons has a strong experience base in integration planning for mergers of varying complexity and scale, up to and including multi-billion-dollar transactions, prior to joining OfficeMax. Mr. Parsons will partner with Mike Newman, Executive Vice President and Chief Financial Officer of Office Depot, who continues in his co-leadership role.

“We recognize that the synergy benefits are an important part of the shareholder value that is being created from this merger and I’m very pleased with the tangible momentum of the integration planning process so far,” said Neil Austrian, Chairman and CEO of Office Depot. “The talent and dedication of the teams working on the integration give us confidence that the combined company will deliver on our promise to build a stronger, more efficient competitor positioned to meet the growing challenges of a rapidly changing industry. We remain optimistic that the merger will close by the end of the 2013 calendar year, and we continue to work cooperatively with the FTC as it conducts its review of the proposed combination.”

“We are extremely pleased with the progress we are making in our integration planning, which will ensure a smooth transition for all of our stakeholders and allow us to begin capturing identified cost synergies starting on Day One,” said Ravi Saligram, President and CEO of OfficeMax. “True to the spirit of our merger of equals structure, objective decisions aimed at identifying the best systems and processes for the combined company are being made at an appropriate pace. I have been particularly impressed with the expertise and collaboration demonstrated by integration team members of both companies, and my confidence level in attainment of our synergies is even higher now.”

Transaction Details

On February 20, 2013, OfficeMax and Office Depot announced their entry into an agreement to combine their companies in a merger of equals. On July 10, 2013, stockholders of both companies approved the merger. The transaction is expected to close by the end of calendar year 2013, subject to regulatory approvals and the satisfaction of other customary closing conditions.

As announced on June 11, 2013, the companies selected Korn/Ferry International to assist the CEO Selection Committee, which is co-chaired by OfficeMax Board Member Jim Marino, former President and CEO of Alberto Culver Company and Office Depot Board Member Nigel Travis, Chairman and CEO of Dunkin’ Brands, Inc. in its comprehensive search. The committee is actively engaged in evaluating a slate of candidates, including incumbent CEOs Ravi Saligram of OfficeMax and Neil Austrian of Office Depot. The goal remains to identify a proven leader with the strategic insight, operational discipline and inspirational leadership required to transform the business and deliver the synergies that come from combining the companies. Both incumbent CEOs will remain in their current positions through the search process, which is anticipated to be completed at or prior to the close of the transaction.

About OfficeMax

OfficeMax Incorporated (NYSE: OMX) is a leading provider of products, solutions and services for the workplace, whether for business or at home. The OfficeMax mission is simple: We provide workplace innovation that enables our customers to work better. The company provides office supplies and paper, print and document services, technology products and solutions, and furniture to businesses and consumers. OfficeMax consumers and business customers are served by approximately 29,000 associates through OfficeMax.com, OfficeMaxWorkplace.com, and Reliable.com; more than 900 stores in the U.S. and Mexico, and direct sales and catalogs. OfficeMax has been named one of the 2013 World’s Most Ethical Companies, and is the only company in the office supply industry to receive Ethics Inside® Certification by the Ethisphere Institute. To find the nearest OfficeMax, call 1-877-OFFICEMAX. For more information, visit www.officemax.com.

About Office Depot

Office Depot provides office supplies and services through 1,628 worldwide retail stores, a field sales force, top-rated catalogs and global e-commerce operations. Office Depot has annual sales of approximately $10.7 billion, employs about 38,000 associates and serves customers in 60 countries around the world.

Office Depot’s common stock is listed on the New York Stock Exchange under the symbol ODP. Additional press information can be found at: http://news.officedepot.com.

All trademarks, service marks and trade names of Office Depot, Inc. and OfficeMax Incorporated used herein are trademarks or registered trademarks of Office Depot, Inc. and OfficeMax Incorporated, respectively. Any other product or company names mentioned herein are the trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’ other filings with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction in connection with the proposed merger of Office Depot with OfficeMax or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Office Depot has filed with the SEC a registration statement on Form S-4 that includes a definitive Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a definitive prospectus of Office Depot. The registration statement was declared effective by the SEC on June 7, 2013. Office Depot and OfficeMax mailed the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction on or about June 10, 2013. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

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